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               [Letterhead of Winthrop, Stimson, Putnam & Roberts]



                                 July 11, 1996



IES Industries Inc.
IES Tower
200 First Street S.E.
Cedar Rapids, Iowa  52401


Ladies and Gentlemen:

          You have requested our opinion as to the material United States federal income tax consequences to the following parties as a result of the Mergers (as defined below):

     (i) IES Industries Inc., a holding company incorporated under Iowa law ("IES");

     (ii) WPL Holdings, Inc., a holding company incorporated under Wisconsin law ("WPLH");

     (iii) IES Utilities Inc., an operating public utility incorporated under Iowa law ("Utilities");

     (iv) IES Utilities Inc., a wholly-owned subsidiary of IES, which may be incorporated under Wisconsin law ("New Utilities"); and

     (v) the shareholders of IES, other than non-U.S. persons, tax-exempt entities or individuals who acquired IES stock pursuant to an IES employee stock option plan or otherwise as compensation.

          As counsel to IES we have examined the Agreement and Plan of Merger, dated as of November 10, 1995, by and among WPLH, IES, Interstate Power Company ("Interstate"), WPLH Acquisition Co. and Interstate Power Company, a wholly-owned subsidiary of Interstate ("New Interstate"), as amended (the "Merger Agreement"), and assisted in preparing the Joint Proxy Statement/Prospectus to be used in connection with the Mergers (as defined below) (the "Proxy"), which forms a part of the Registration Statement on Form S-4

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filed by WPLH and New Interstate pursuant to the Merger Agreement (the "S-4").

          Except as otherwise provided, capitalized terms not defined herein have the meanings set forth in the Merger Agreement or in the officer's certificate or representation letter that each of IES, Utilities and WPLH has delivered to us and that contain certain representations upon which we have relied for purposes of this opinion (the "Officer's Certificates").

          Pursuant to the Merger Agreement:

     (i) if it is determined that regulatory requirements mandate that the utility subsidiaries of Interstate Energy Corporation ("Interstate Energy") be Wisconsin corporations, Utilities will merge into New Utilities under the laws of Wisconsin and Iowa (the "Reincorporation Merger"), in which event:

          (A) each issued and outstanding share of Utilities common stock will be converted into the right to receive one share of New Utilities common stock; and

          (B) each issued and outstanding share of Utilities preferred stock will be redeemed for cash;

     (ii) IES will merge into WPLH under the laws of Wisconsin and Iowa (the "IES Merger" and, together with the Reincorporation Merger, the "Mergers");

     (iii) WPLH will survive the IES Merger and continue its corporate existence under Wisconsin law;

     (iv)      WPLH will change its name to Interstate Energy Corporation;

     (v) each share of IES common stock, no par value ("IES Common Stock"), owned by IES, WPLH or Interstate or any of their respective Subsidiaries will be canceled and cease to exist;

     (vi) each issued and outstanding share of IES Common Stock (other than shares canceled, as described in

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               clause (v), and IES Dissenting Shares, discussed in clause
               (viii)) will be converted into the right to receive 1.01 duly authorized, validly issued, fully paid and nonassessable (except as otherwise provided in the WBCL) shares of Interstate Energy common stock, par value $.01, ("Interstate Energy Common Stock"), plus, if applicable, associated rights to purchase shares of Interstate Energy Common Stock pursuant to the WPLH Rights Agreement;

     (vii) all shares of IES Common Stock described in clause (vi) will be canceled and cease to exist;

     (viii) IES Dissenting Shares will be canceled and converted into cash pursuant to the applicable provisions of the IBCA. If the right of the holders to receive the fair cash value of such shares is terminated otherwise than by purchase by WPLH, such shares will cease to be Dissenting Shares and will represent the right to receive Interstate Energy Common Stock; and

     (ix) a holder of IES Common Stock who would otherwise have been entitled to receive a fractional share of Interstate Energy Common Stock will be entitled to receive a cash payment in lieu of such fractional share.

          The discussions in the Proxy under the headings "Certain Federal Income Tax Consequences" and this opinion are based upon and subject to:

     (i) the Mergers being effected as described in the Proxy and in accordance with the provisions of the Merger Agreement;

     (ii) the accuracy of the representations of IES, Utilities and WPLH in their respective Officer's Certificates, and their continuing accuracy at all times through the Effective Time;

     (iii) the accuracy and completeness of the statements concerning the Mergers set forth in the Proxy, including the purposes of IES, Utilities, New Utilities and WPLH for consummating the Mergers; and

     (iv) the accuracy of the statements concerning the Mergers that have come to our attention during our engagement as counsel to IES in connection with the Mergers.

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          Based on our examination of the foregoing items and subject to the limitations set forth herein, we are of the opinion that for federal income tax purposes:

     (i) each of the Mergers will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code");

     (ii) IES and WPLH (and Utilities and New Utilities if the Reincorporation is effected) will each be a party to a reorganization within the meaning of Section 368(b) of the Code;

     (iii) no gain or loss will be recognized by IES, WPLH, Utilities, or New Utilities as a result of the Mergers;

     (iv) no gain or loss will be recognized by IES stockholders when they receive Interstate Energy Common Stock in exchange for their IES Common Stock;

     (v) IES stockholders who receive cash in lieu of fractional interests in Interstate Energy Common Stock will recognize gain or loss equal to the difference between the amount of such cash and the tax basis allocable to their fractional share interests, and such gain or loss will constitute capital gain or loss if their IES Common Stock is held as a capital asset at the Effective Time;

     (vi) IES stockholders who receive cash for IES Dissenting Shares will recognize gain or loss equal to the difference between the amount of such cash and the tax basis of their IES Dissenting Shares, and such gain or loss will constitute capital gain or loss if their IES Dissenting Shares are held as capital assets at the Effective Time;

     (vii) the tax basis of Interstate Energy Common Stock received by IES stockholders will equal the tax basis of their IES Common Stock exchanged therefor, reduced by the tax basis allocable to any fractional share interests in Interstate Energy Common Stock with respect to which they receive cash; and

     (viii) the IES stockholders' holding periods for the Interstate Energy Common Stock that they receive in the IES Merger will include the holding period

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               of their IES Common Stock exchanged therefor, provided they hold such IES Common Stock as a capital asset at the Effective Time.

          This opinion does not address state, local or foreign tax consequences that may result from the Mergers. Except as specifically set forth herein, no opinion is expressed as to any federal income tax consequence of the Mergers. This opinion may not be relied upon except as to the consequences specifically discussed herein.

          We hereby consent to (i) the filing of this opinion with the SEC as an exhibit to the S-4 and (ii) the references to our firm in the Proxy, under the headings "Certain Federal Income Tax Consequences." In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

                                   Very truly yours,

                                    /s/ Winthrop, Stimson, Putnam & Roberts


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